SECU[...]N

13026004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-0052280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENCHMARK INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 MAIN STREET
(No. and Street)

ARKADELPHIA	AR	71923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TED HUNEYCUTT 870-246-5756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. SCHICHTL II, P.A.
(Name – *if individual, state last, first, middle name*)

817 PARKWAY	CONWAY	AR	72034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CJ 12/19 RW 12/18/13

OATH OR AFFIRMATION

I, TED HUNEYCUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENCHMARK INVESTMENTS, INC., as of SEPTEMBER 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA BURAS
MY COMMISSION EXPIRES
November 18, 2015
DALLAS COUNTY
NOTARY PUBLIC, STATE OF ARKANSAS

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in XXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 09/30/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052280 FINRA
BENCHMARK INVESTMENTS, INC.
509 MAIN STREET
ARKADELPHIA, AR 71923-6035

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

TED HUNEYCUTT 870-246-5757

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 677
B. Less payment made with SIPC-6 filed (exclude interest)		(332)
____ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		345
E. Interest computed on late payment (see instruction E) for 7 days at 20% per annum		1
F. Total assessment balance and interest due (or overpayment carried forward)		$ 346
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$346	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BENCHMARK INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 3rd day of December, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2012
and ending 09/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$325,764
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	11,630
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	43,505
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	55,135
2d. SIPC Net Operating Revenues	$270,629
2e. General Assessment @ .0025	$677

(to page 1, line 2.A.)

CONTENTS

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANTS
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 FAX 501-336-8771

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS AND SHAREHOLDER
BENCHMARK INVESTMENTS, INC.
ARKADELPHIA, ARKANSAS

WE HAVE AUDITED THE ACCOMPANYING FINANCIAL STATEMENTS OF BENCHMARK INVESTMENTS, INC. WHICH COMPRISE THE STATEMENT OF FINANCIAL CONDITION AS OF SEPTEMBER 30, 2013 AND THE RELATED STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS' EQUITY, AND CASH FLOWS FOR THE YEAR THEN ENDED THAT ARE FILED PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AND THE RELATED NOTES TO THE FINANCIAL STATEMENTS.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

MANAGEMENT IS RESPONSIBLE FOR THE PREPARATION AND FAIR PRESENTATION OF THESE FINANCIAL STATEMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA; THIS INCLUDES THE DESIGN, IMPLEMENTATION, AND MAINTENANCE OF INTERNAL CONTROL RELEVANT TO THE PREPARATION AND FAIR PRESENTATION OF FINANCIAL STATEMENTS THAT ARE FREE FROM MATERIAL MISSTATEMENT, WHETHER DUE TO FRAUD OR ERROR.

AUDITOR'S RESPONSIBILITY

OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT. WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE FROM MATERIAL MISSTATEMENT.

AN AUDIT INVOLVES PERFORMING PROCEDURES TO OBTAIN AUDIT EVIDENCE ABOUT THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. THE PROCEDURES SELECTED DEPEND ON THE AUDITOR'S JUDGMENT, INCLUDING THE ASSESSMENT OF THE RISKS OF MATERIAL MISSTATEMENT OF THE FINANCIAL STATEMENTS, WHETHER DUE TO FRAUD OR ERROR. IN MAKING THOSE RISK ASSESSMENTS, THE AUDITOR CONSIDERS INTERNAL CONTROL RELEVANT TO THE COMPANY'S PREPARATION AND FAIR PRESENTATION OF THE FINANCIAL STATEMENTS IN ORDER TO DESIGN AUDIT PROCEDURES THAT ARE APPROPRIATE IN THE CIRCUMSTANCES, BUT NOT FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL. ACCORDINGLY, WE EXPRESS NO SUCH OPINION. AN AUDIT ALSO INCLUDES EVALUATING THE APPROPRIATENESS OF ACCOUNTING POLICIES USED AND THE REASONABLENESS OF SIGNIFICANT ACCOUNTING ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL PRESENTATION OF THE FINANCIAL STATEMENTS.

WE BELIEVE THAT THE AUDIT EVIDENCE WE HAVE OBTAINED IS SUFFICIENT AND APPROPRIATE TO PROVIDE A BASIS FOR OUR AUDIT OPINION.

OPINION

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF BENCHMARK INVESTMENTS, INC. AS OF SEPTEMBER 30, 2013, AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE YEAR THEN ENDED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

OTHER MATTER

OUR AUDIT WAS CONDUCTED FOR THE PURPOSE OF FORMING AN OPINION ON THE FINANCIAL STATEMENTS AS A WHOLE. THE SUPPLEMENTARY INFORMATION CONTAINED IN SCHEDULES I AND II IS PRESENTED FOR PURPOSES OF ADDITIONAL ANALYSIS AND IS NOT A REQUIRED PART OF THE FINANCIAL STATEMENTS, BUT IS SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934. SUCH INFORMATION IS THE RESPONSIBILITY OF MANAGEMENT AND WAS DERIVED FROM AND RELATES DIRECTLY TO THE UNDERLYING ACCOUNTING AND OTHER RECORDS USED TO PREPARE THE FINANCIAL STATEMENTS. THE INFORMATION IN SCHEDULES I AND II HAS BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE AUDIT OF THE FINANCIAL STATEMENTS AND CERTAIN ADDITIONAL PROCEDURES, INCLUDING COMPARING AND RECONCILING SUCH INFORMATION DIRECTLY TO THE UNDERLYING ACCOUNTING AND OTHER RECORDS USED TO PREPARE THE FINANCIAL STATEMENTS OR TO THE FINANCIAL STATEMENTS THEMSELVES, AND OTHER ADDITIONAL PROCEDURES IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. IN OUR OPINION, THE INFORMATION IN SCHEDULES I AND II IS FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE FINANCIAL STATEMENTS AS A WHOLE.

Robert G. Schucht II, PA

CERTIFIED PUBLIC ACCOUNTANTS

CONWAY, ARKANSAS
NOVEMBER 26, 2013

BENCHMARK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS

ASSETS	
CASH	$ 6,769
RECEIVABLES - BROKER-DEALERS AND CLEARING HOUSES	13,409
CASH - CLEARING DEPOSITS	59,952
FURNITURE AND FIXTURES, AT COST LESS ACCUMULATED DEPRECIATION OF $13,910	9,115
OTHER CURRENT ASSETS	300
TOTAL ASSETS	$ 89,545

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
ACCOUNTS PAYABLE	$ 11,555
COMMISSIONS PAYABLE	9,708
TOTAL LIABILITIES	21,263
STOCKHOLDER'S EQUITY	
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING	1,000
ADDITIONAL PAID - IN CAPITAL	165,244
RETAINED EARNINGS (DEFICIT)	(97,962)
TOTAL STOCKHOLDER'S EQUITY	68,282
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 89,545

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2013

REVENUES	
COMMISSION INCOME	$ 310,563
COMMODITY BROKERAGE FEES	11,630
INTEREST INCOME	932
OTHER INCOME	2,639
TOTAL REVENUES	325,764
EXPENSES	
ADVERTISING	6,774
BANK AND FINANCE CHARGES	378
BROKER ERROR EXPENSE	161
CLEARING EXPENSES	43,505
COMMISSIONS	130,169
COMPUTER SERVICES	7,186
CONSULTING FEES	4,713
DONATIONS	1,106
DUES AND SUBSCRIPTIONS	1,920
INSURANCE	1,936
MANAGEMENT FEES	18,684
MANAGER OVERRIDE EXPENSE	14,077
MISCELLANEOUS EXPENSES	683
OFFICE EXPENSE	8,236
PROFESSIONAL FEES	6,980
QUOTE FEES	6,367
REGULATORY FEES	5,109
REIMBURSED EXPENSES	12,433
REPAIRS	3,391
RESEARCH EXPENSES	1,221
TAXES & LICENSES	5,468
TRAVEL	32,917
UTILITIES	17,626
OPERATING EXPENSES	331,040
NET INCOME (LOSS)	$ (5,276)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2013

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)
BALANCE - SEPTEMBER 30, 2012 RESTATED	$ 1,000	$ 165,244	$ (92,686)
NET INCOME (LOSS)	-	-	(5,276)
BALANCE - SEPTEMBER 30, 2013	$ 1,000	$ 165,244	$ (97,962)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME (LOSS)	$ (5,276)
CHANGES IN ASSETS AND LIABILITIES	
CHANGE IN ACCOUNTS RECEIVABLE	13,559
CHANGE IN ACCOUNTS PAYABLE	1,032
CHANGE IN OTHER LIABILITIES	(2,313)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	7,002
CASH FLOWS FROM INVESTING ACTIVITIES	
PROPERTY AND EQUIPMENT PURCHASES	(6,780)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(6,780)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	222
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	66,499
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 66,721
CASH	$ 6,769
CASH - CLEARING DEPOSITS	59,952
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 66,721
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
NONCASH INVESTING AND FINANCING ACTIVITIES:	
PROPERTY AND EQUIPMENT ACQUIRED BY DEBT	$ (2,335)
ACCOUNTS PAYABLE TO ACQUIRE PROPERTY AND EQUIPMENT	2,335
	$ -
CORRECTION OF AN ERROR:	
TAXES ACCRUED IN ACCOUNTS PAYABLE	$ 7,424
REDUCTION IN BEGINNING RETAINED EARNINGS	(7,424)
	$ -

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - BENCHMARK INVESTMENTS, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY INTRODUCES ITS CUSTOMERS' BUSINESS ON A FULLY DISCLOSED BASIS TO CLEARING BROKERS WHO CLEAR AND CARRY THE COMPANY'S CUSTOMER ACCOUNTS.

b. CASH AND CASH EQUIVALENTS - FOR THE PURPOSE OF THE STATEMENT OF CASH FLOWS, THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.

e. INCOME TAXES - INCOME TAXES ARE PROVIDED FOR THE TAX EFFECTS OF TRANSACTIONS REPORTED IN THE FINANCIAL STATEMENTS AND CONSIST OF TAXES CURRENTLY DUE PLUS DEFERRED TAXES RELATED PRIMARILY TO NET OPERATING LOSSES THAT MAY BE USED TO OFFSET FUTURE TAXABLE INCOME. VALUATION ALLOWANCES ARE ESTABLISHED WHEN NECESSARY TO REDUCE DEFERRED TAX ASSETS TO THE AMOUNT EXPECTED TO BE REALIZED. INTEREST AND PENALTIES ASSOCIATED WITH TAX POSITIONS ARE RECOGNIZED IN THE STATEMENT OF INCOME IF MATERIAL. TAX YEARS 2009 THROUGH 2011 REMAIN OPEN FOR EXAMINATION.

f. ACCOUNTS RECEIVABLE - UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS $59,952 IN CLEARING/SECURITY DEPOSITS WITH ITS CLEARING BROKERS WHICH ARE FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNTS.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

2. PAYABLE TO BROKER-DEALERS AND CLEARING HOUSES

THE COMPANY IS REQUIRED TO INDEMNIFY ITS BROKER-DEALERS AND CLEARING HOUSES FOR LOSSES THEY SUSTAIN ON THE COMPANY'S CUSTOMER ACCOUNTS. DURING THE YEAR ENDED SEPTEMBER 30, 2013, THE COMPANY WAS REQUIRED TO INDEMNIFY ITS BROKER-DEALERS AND CLEARING HOUSES APPROXIMATELY $161 FOR SUCH LOSSES.

3. INCOME TAXES

FOR THE YEAR ENDED SEPTEMBER 30, 2013, INCOME TAX EXPENSE CONSISTED OF THE FOLLOWING:

CURRENT TAXES	$ 451
CHANGE IN VALUATION ALLOWANCE	(451)
	$ -

THE COMPANY'S DEFERRED TAX ASSET AND VALUATION ALLOWANCE AT SEPTEMBER 30, 2013 WERE AS FOLLOWS:

DEFERRED TAX ASSET - NONCURRENT	$ 18,784
LESS VALUATION ALLOWANCE	(18,784)
	$ -

THE DEFERRED TAX ASSET WAS RECORDED BASED UPON NET OPERATING LOSS CARRY FORWARDS FOR FEDERAL AND STATE OF $72,751 AND $42,638, RESPECTIVELY. REALIZATION OF THE FUTURE TAX BENEFITS RELATED TO THE DEFERRED TAX ASSET IS DEPENDANT UPON MANY FACTORS, INCLUDING THE COMPANY'S ABILITY TO GENERATE FUTURE TAXABLE INCOME. DUE TO THE UNCERTAINTY OF FUTURE EARNINGS, MANAGEMENT IS UNABLE TO PREDICT WHETHER THE DEFERRED TAX ASSET WILL BE REALIZED AND, ACCORDINGLY, HAS RECORDED A FULL VALUATION ALLOWANCE AGAINST THIS ASSET. THE COMPANY'S FEDERAL NET OPERATING LOSS CARRY FORWARDS EXPIRE FROM 2026 TO 2030, AND ITS STATE NET OPERATING LOSS CARRY FORWARDS EXPIRE FROM 2013 TO 2015.

ASC TOPIC 740-10, *ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES*, PRESCRIBES A RECOGNITION THRESHOLD AND MEASUREMENT ATTRIBUTE FOR FINANCIAL STATEMENT RECOGNITION AND MEASUREMENT OF A TAX POSITION TAKEN OR EXPECTED TO BE TAKEN IN A TAX RETURN. FOR THOSE BENEFITS TO BE RECOGNIZED, A TAX POSITION MUST BE MORE-LIKELY-THAN-NOT TO BE SUSTAINED UPON EXAMINATION BY TAXING AUTHORITIES. FOR THE YEAR ENDED SEPTEMBER 30, 2013, THE COMPANY HAD NO MATERIAL UNCERTAIN TAX POSITIONS TO BE ACCOUNTED FOR IN THE FINANCIAL STATEMENTS. THE COMPANY RECOGNIZES INTEREST AND PENALTIES, IF ANY, RELATED TO UNRECOGNIZED TAX BENEFITS IN INTEREST EXPENSE.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

4. RELATED PARTY TRANSACTIONS

THE OFFICE FROM WHICH THE COMPANY CONDUCTS IS OPERATIONS IS OWNED BY RELATIVES OF THE SHAREHOLDER AND IS SHARED WITH OTHER COMPANIES OWNED BY THE SHAREHOLDER. THE COMPANY AND OTHER ENTITIES RENT THE OFFICE SPACE ON AN ANNUAL BASIS. DURING THE YEAR ENDED SEPTEMBER 30, 2013, THE COMPANY PAID ALL UTILITIES FOR THE BUILDING IN THE AMOUNT OF $17,626 AND BUILDING REPAIR EXPENSES OF $3,391.

DURING THE YEAR ENDED SEPTEMBER 30, 2013, THE COMPANY PAID $18,684 TO AN ENTITY OWNED BY THE SHAREHOLDER FOR MANAGEMENT AND CONSULTING SERVICES. DURING THE YEAR ENDED SEPTEMBER 30, 2013, THE COMPANY REIMBURSED THE SHAREHOLDER AND RELATIVES OF THE SHAREHOLDER APPROXIMATELY $5,058 FOR EXPENSES THEY INCURRED ON BEHALF OF THE COMPANY.

5. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $5,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT SEPTEMBER 30, 2013 WAS $51,360 AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .41 TO 1.

6. RESTATEMENT OF BEGINNING RETAINED EARNINGS

CERTAIN ERRORS RESULTING IN AN UNDERSTATEMENT OF PAYROLL TAXES AND RELATED INTEREST AND PENALTIES PAYABLE WERE DISCOVERED DURING THE CURRENT YEAR. THE PAYROLL TAXES PERTAIN TO THE CALENDAR YEARS 2000 TO 2005. ACCORDINGLY, AN ADJUSTMENT OF $7,424 WAS MADE DURING THE YEAR ENDED SEPTEMBER 30, 2013 TO RECORD A LIABILITY AS OF THE BEGINNING OF THE YEAR. A CORRESPONDING ENTRY WAS MADE TO REDUCE PREVIOUSLY REPORTED RETAINED EARNINGS BY $7,424. THE ADJUSTMENT WOULD HAVE NO EFFECT ON INCOME TAXES AS ANY INCOME TAX BENEFIT WOULD BE REDUCED BY AN INCREASE IN THE VALUATION ALLOWANCE.

7. CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

PURSUANT TO A CLEARING AGREEMENT, THE COMPANY INTRODUCES ALL OF ITS SECURITIES TRANSACTIONS TO ITS CLEARING BROKERS ON A FULLY DISCLOSED BASIS. THEREFORE, ALL OF THE CUSTOMERS' MONEY BALANCES AND LONG AND SHORT SECURITY POSITIONS ARE CARRIED ON THE BOOKS OF THE CLEARING BROKERS. UNDER CERTAIN CONDITIONS, AS DEFINED IN THE CLEARING AGREEMENT, THE COMPANY HAS AGREED TO INDEMNIFY THE CLEARING BROKERS FOR LOSSES, IF ANY, WHICH THE CLEARING BROKERS MAY SUSTAIN FROM CARRYING SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY. IN ACCORDANCE WITH INDUSTRY PRACTICE AND REGULATORY REQUIREMENTS, THE COMPANY AND THE CLEARING BROKERS MONITOR COLLATERAL ON THE SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY.

8. SUBSEQUENT EVENT

MANAGEMENT HAS EVALUATED EVENTS AND TRANSACTIONS SUBSEQUENT TO ITS SEPTEMBER 30, 2013 STATEMENT OF FINANCIAL CONDITION DATE AND DETERMINED THAT THERE WERE NO SIGNIFICANT EVENTS TO REPORT THROUGH NOVEMBER 26, 2013, WHICH IS THE DATE THE COMPANY'S FINANCIAL STATEMENTS WERE AVAILABLE FOR ISSUE.

BENCHMARK INVESTMENTS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2013

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION		$ 68,282
TOTAL CAPITAL		68,282
DEDUCT NON-ALLOWABLE ASSETS *		16,922
NET CAPITAL		51,360
* NON-ALLOWABLE ASSETS:		
FURNITURE AND FIXTURES	9,115	
OTHER ASSETS	300	
COMMODITIES DEPOSIT	5,000	
OTHER RECEIVABLES	2,507	
	$ 16,922	
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF TOTAL AGGREGATE INDEBTEDNESS)		$ 1,418
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL REQUIREMENT		$ 5,000
EXCESS NET CAPITAL		$ 46,360
EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% AGGREGATE INDEBTEDNESS)		$ 49,234
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 21,263
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.41

DIFFERENCES BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER DEALER'S CORRESPONDING UNAUDITED PART IIA OF FORM X-17A-5, FOCUS REPORT, ARE AS FOLLOWS:

EXCESS NET CAPITAL PER FOCUS REPORT	$ 49,172
ACCOUNTS RECEIVABLE	1,403
PAYABLE TO BROKER DEALERS	1,973
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(6,188)
AUDITED COMPUTATION OF EXCESS NET CAPITAL	$ 46,360

SEE INDEPENDENT AUDITOR'S REPORT.

BENCHMARK INVESTMENTS, INC.
SCHEDULE II-EXEMPTIVE PROVISION UNDER RULE 15c3-3
SEPTEMBER 30, 2013

AN EXEMPTION FROM RULE 15c3-3 IS CLAIMED UNDER SECTION (k)(2)(ii). ALL CUSTOMER TRANSACTIONS ARE CLEARED THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS.

SEE INDEPENDENT AUDITOR'S REPORT.

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANTS
817 PARKWAY
CONWAY, AR 72034

PHONE 501-336-8900 **FAX 501-336-8771**

INDEPENDENT AUDITOR'S
SUPPLEMENTARY REPORT ON INTERNAL CONTROL

BOARD OF DIRECTORS AND SHAREHOLDER
BENCHMARK INVESTMENTS, INC.
ARKADELPHIA, ARKANSAS

IN PLANNING AND PERFORMING OUR AUDIT OF THE FINANCIAL STATEMENTS OF BENCHMARK INVESTMENTS, INC., AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2013, IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA, WE CONSIDERED THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING (INTERNAL CONTROL) AS A BASIS FOR DESIGNING OUR AUDITING PROCEDURES FOR THE PURPOSE OF EXPRESSING OUR OPINION ON THE FINANCIAL STATEMENTS, BUT NOT FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL. ACCORDINGLY, WE DO NOT EXPRESS AN OPINION ON THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL.

ALSO, AS REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION (SEC), WE HAVE MADE A STUDY OF THE PRACTICES AND PROCEDURES FOLLOWED BY THE COMPANY INCLUDING CONSIDERATION OF CONTROL ACTIVITIES FOR SAFEGUARDING SECURITIES. THIS STUDY INCLUDED TESTS OF SUCH PRACTICES AND PROCEDURES THAT WE CONSIDERED RELEVANT TO THE OBJECTIVES STATED IN RULE 17a-5 (g) IN MAKING THE PERIODIC COMPUTATIONS OF AGGREGATE INDEBTEDNESS (OR AGGREGATE DEBITS) AND NET CAPITAL UNDER RULE 17a-3(a)(11) AND FOR DETERMINING COMPLIANCE WITH THE EXEMPTIVE PROVISIONS OF RULE 15c3-3. BECAUSE THE COMPANY DOES NOT CARRY SECURITIES ACCOUNTS FOR CUSTOMERS OR PERFORM CUSTODIAL FUNCTIONS RELATING TO CUSTOMER SECURITIES, WE DID NOT REVIEW THE PRACTICES AND PROCEDURES FOLLOWED BY THE COMPANY IN ANY OF THE FOLLOWING:

1. MAKING QUARTERLY SECURITIES EXAMINATIONS, COUNTS, VERIFICATIONS, AND COMPARISONS AND RECORDATION OF DIFFERENCES REQUIRED BY RULE 17a-13
2. COMPLYING WITH THE REQUIREMENTS FOR PROMPT PAYMENT FOR SECURITIES UNDER SECTION 8 OF FEDERAL RESERVE REGULATION T OF THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

THE MANAGEMENT OF THE COMPANY IS RESPONSIBLE FOR ESTABLISHING AND MAINTAINING INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH. IN FULFILLING THIS RESPONSIBILITY, ESTIMATES AND JUDGMENTS BY MANAGEMENT ARE REQUIRED TO ASSESS THE EXPECTED BENEFITS AND RELATED COSTS OF CONTROLS AND OF THE PRACTICES AND PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH AND TO ASSESS WHETHER THOSE PRACTICES AND PROCEDURES CAN BE EXPECTED TO ACHIEVE THE SEC'S PREVIOUSLY MENTIONED OBJECTIVES. TWO OF THE OBJECTIVES OF INTERNAL CONTROL AND THE PRACTICES AND PROCEDURES ARE TO PROVIDE MANAGEMENT WITH REASONABLE BUT NOT ABSOLUTE ASSURANCE THAT ASSETS FOR WHICH THE COMPANY HAS RESPONSIBILITY ARE SAFEGUARDED AGAINST LOSS FROM UNAUTHORIZED USE OR DISPOSITION AND THAT TRANSACTIONS ARE EXECUTED IN ACCORDANCE WITH MANAGEMENT'S AUTHORIZATION AND RECORDED PROPERLY TO PERMIT THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. RULE 17a-5(g) LISTS ADDITIONAL OBJECTIVES OF THE PRACTICES AND PROCEDURES LISTED IN THE PRECEDING PARAGRAPH.